BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/18___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birch Lake Partners LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Hyatt Center, 71 South Wacker Drive, Suite 2425
(No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Kirschenblatt   516.222.9111
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman LLC
(Name – if individual, state last, first, middle name)

500 N. Michigan Ave, Ste 1700 Chicago   IL   60611
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Butler _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Birch Lake Partners LP
_____ , as
of December 31 _____, 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO

_____
Title

_____
Notary Public

"OFFICIAL SEAL"
PAULINE P. CHOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/2/2020

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCH LAKE PARTNERS, LP

DECEMBER 31, 2018

TABLE OF CONTENTS

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors
of Birch Lake Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Birch Lake Partners, LP as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Birch Lake Partners, LP as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Birch Lake Partners, LP's management. Our responsibility is to express an opinion on Birch Lake Partners, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Birch Lake Partners, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Birch Lake Partners, LP's auditor since 2017.
Chicago, Illinois
February 27, 2019

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

ASSETS

Cash	$ 116,417
Accounts receivable	71,983
Total assets	**$ 188,400**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accrued expenses and other payables	$ 375
Total liabilities	375
Members' equity	$ 188,025
Total liabilities and members' equity	**$ 188,400**

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Birch Lake Partners, LP (the "Company") is a registered broker-dealer, effective as of March 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated companies (see Note 4), such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. During the period ended December 31, 2018, two clients accounted for 100% of total deal fees.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Receivables and credit policies
Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of current status of the individual accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2018.

Income taxes
The Company is not subject to U.S. federal nor state income taxes as it is a partnership and accordingly any income or loss is reported directly by the members in their income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and Illinois state income tax returns. There were no unrecognized tax positions as of December 31, 2018. The Company is subject to income tax examinations for the years 2017 and 2018. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Adoption of new accounting standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU affected entities that enter into contracts with customers to transfer goods or services and stated that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral on the Effective Date", which deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard further requires new disclosures amount contracts with customers, including the significant judgments the Company has made when applying the guidance.

The Company's revenue is comprised of investment banking revenues recognized in accordance with the terms agreed upon with each client and are generally based on a percentage of gross proceeds or capital raised in a transaction. The Company adopted ASU 2014-09 in the first quarter of 2018 using the modified retrospective approach effective on January 1, 2018 to all existing contracts with customers. Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position or results of operations. We have included the newly applicable revenue disclosures in the footnotes to these financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This update amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under Topic 718. Under ASU 20170-09, an entity will not apply modification accounting to a share-based payment award if the award's fair value, vesting conditions and classification as an equity or liability instrument are the same immediately before and after the change. We adopted this new standard effective January 1, 2018. The amendments in this update will be applied prospectively to awards modified on or after January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on our financial statements.

3. **FAIR VALUE MEASUREMENTS**
The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments short term nature.

4. REVENUE RECOGNITION

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue on success fee-based transactions when the transaction closes as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a monthly advisory fee, it is determined whether the monthly advisory fee is non-refundable and in connection with specific performance obligations. If distinct performance obligations are identified and the monthly advisory fee does not offset a transaction fee, the revenue is recognized at the time of receipt.

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services is the completion of the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above described investment banking revenues.

5. **RELATED PARTY TRANSACTIONS**

Through an expense sharing agreement with Birch Lake Partners GP, LLC (the "Parent") and Birch Lake Associates, LLC (the "Affiliate"), the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses in the amount of $425,316. As of December 31, 2018, the Company had no payable balance due to the Affiliate.

6. **EQUITY GRANTS**

Effective January 3, 2017, an affiliate of the Company entered into an employment agreement with an officer of the Company which granted the officer a limited partnership interest in the affiliate. Effective January 1, 2018, the employment agreement was amended and corrected to include the grant of a limited partnership interests to other affiliated companies, including the Company. The fair value, vesting conditions and equity classification of the grant did not change from the original agreement, therefore ASU 2017-09 was not applicable to the modification. Per terms of the agreement, the officer was granted a 5% limited partner interest in the Company. The fair value of the equity interest was calculated as $0 at the effective date of the original grant. The equity grants are contingent on the officer's continuous employment with the affiliate and subject to the following vesting schedule:

January 1	Vesting Percentage
2018	20%
2019	40%
2020	60%
2021	80%
2022	100%

As noted above, the fair value of the equity grant was $0 at the grant date, therefore no compensation cost was recorded relating to these equity grants.

The following is an analysis of the profit interest units on the Company's limited partnership grant percentages issued and vested for the year ended December 31, 2018:

Limited partnership grant percentage at January 1	0%
Limited partnership equity grant percentage issued	5%
Vested during year	1%
Limited partnership equity grant percentage unvested at December 31	4%

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $116,042, which exceeded the required minimum net capital of $5,000 by $111,042. There was $375 of Aggregate indebtedness as of December 31, 2018. The Company's percentage of aggregate indebtedness to net capital was .32%.